                                                                    EXHIBIT 99.2
                                                                    ------------

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                  March 30, 2005


                 RESOLUTION ON REVOKING THE STOCK OPTION RIGHTS
                 ----------------------------------------------

1.   Details of revocation
     -    Number of the subject persons : 73 persons in total
     - Number of stocks to become ineffective : 137,562 shares of registered common stock
     -    Details of the stock option rights to be revoked
          Granting date : March 17, 2000
          Exercise period : March 18, 2003 ~ March 17, 2008
          Exercise price : KRW 17,750

2.   Status of the stock option rights after the revocation
     -    Number of grantees : 1,549 persons
     - Number of the stock option rights granted : 21,966,481 common registered shares

3.   Reasons for revocation
     -    A person who inflicted grave loss on the Company
     - Persons who retired or resigned before 3 years have elapsed from the granting date
     - Persons who were in office for less than 2 years from the granting date

4.   Date of the BOD resolution : March 30, 2005
     -    Attendance of outside directors
          Outside director : four out of five outside directors were present. Audit Committee members who are not outside directors : none

5.   Others

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     -    'Number of the subjected persons' and 'number of stocks to become ineffective' include 5,000 shares of Registered Director Park, Sung-Kyu, who voluntarily waived his stock option rights on December 8, 2004 and 119,594 shares of Koh, Jin-Woong and other 65 grantees, who retired or resigned during the 1st and 2nd exercise periods (March 18, 2003 ~ March 17, 2005) of the stock option rights granted on March 17, 2000.
     - Refer to "Details of ineffective stock option rights" for more information.

*    Date of relevant disclosure : March 17, 2000

[Details of ineffective stock option rights]


--------------------------------------------------------------------------------------------------------------------------------
                          RELATIONS WITH         NO. OF STOCKS
     NAME                  THE COMPANY           TO BE REVOKED                     REMARKS
--------------------------------------------------------------------------------------------------------------------------------

 Lee, Seung-Hee              Employee                3,360         Disciplinary removal from office
--------------------------------------------------------------------------------------------------------------------------------
 Kim, Kyoung-Mi              Employee                2,000         Voluntary Resignation
--------------------------------------------------------------------------------------------------------------------------------
 Son, Yun-Kyoung             Employee                1,800         Voluntary Resignation
--------------------------------------------------------------------------------------------------------------------------------
   Oh, Se-Jung               Employee                1,728         Voluntary Resignation
--------------------------------------------------------------------------------------------------------------------------------
 Ha, Jeong-Seok              Employee                1,080         Voluntary Resignation
--------------------------------------------------------------------------------------------------------------------------------
Choi, Jeong-Seok             Employee                3,000         Termination of Contract
--------------------------------------------------------------------------------------------------------------------------------
                                                                   cannot exercise the rights in the 2nd exercise year nor after
 Koh, Jin-Woong       Non-registered officer         2,880         due to the retirement in the 1st exercise year
                                                                   (~Mar. 17, '04)
--------------------------------------------------------------------------------------------------------------------------------
Shin, Hyeon-Cheol     Non-registered officer         4,032                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Choi, Sang-min              Employee                2,880                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Kwon, Sun-Eop               Employee                1,728                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Lee, Si-Chan               Employee                2,592                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Yang, Jae-Sik               Employee                3,360                                       "
--------------------------------------------------------------------------------------------------------------------------------
Kim, Seong-Geun              Employee                2,880                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Nam, Su-Hyeon               Employee                2,074                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Park, Dae-Sil               Employee                4,032                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Yu, Ho-Geun                Employee                2,880                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Bae, Dong-Hwa               Employee                3,360                                       "
--------------------------------------------------------------------------------------------------------------------------------
Lee, Sang-Hyeon              Employee                3,360                                       "
--------------------------------------------------------------------------------------------------------------------------------



 Woo, Yeong-Su               Employee                2,880                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Pyo, I-Jeong               Employee                2,016                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Lee, Seong-Ho               Employee                2,304                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Yang, Hae-Yun               Employee                2,880                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Jang, Bu-Gwon               Employee                1,613                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Kang, Sin-Uk                Employee                2,240                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Kim, Jin-Do                Employee                2,560                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Kang, Myeong-Su             Employee                2,880                                       "
--------------------------------------------------------------------------------------------------------------------------------
   Choi, Seon                Employee                2,240                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Park, Cheol-Min             Employee                1,280                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Shin, Yun-Sik               Employee                1,760                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Han, Jeong-Muk              Employee                1,760                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Jeong, Gwang-Uk             Employee                1,600                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Lee, Chung-Yeon             Employee                1,760                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Kang, Seong-Dae             Employee                1,600                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Lee, Chang-Young            Employee                1,920                                       "
--------------------------------------------------------------------------------------------------------------------------------
   Kim, Tae-Soo              Employee                2,000                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Kim, Dae-Whan              Employee                2,240                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Kim, Kyung-Man             Employee                2,000                                       "
--------------------------------------------------------------------------------------------------------------------------------
   Noh, Yeon-Ik              Employee                2,560                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Baek, Seung-Soo             Employee                1,760                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Park, Young-Kyu             Employee                2,000                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Cho, Young-Dong             Employee                2,000                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Shi, Kyu-Keun               Employee                  960                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Chae, Won-suk               Employee                1,037                                       "
--------------------------------------------------------------------------------------------------------------------------------
Choi, Sung-Kyun              Employee                1,152                                       "
--------------------------------------------------------------------------------------------------------------------------------
   Shin, Heui                Employee                1,383                                       "
--------------------------------------------------------------------------------------------------------------------------------
Jang, Yong-Chan              Employee                1,728                                       "
--------------------------------------------------------------------------------------------------------------------------------
Moon, Heui-Woong             Employee                1,600                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Kim, Nam-Soo               Employee                1,760                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Cho, Jang-Won               Employee                1,152                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Lee, Eun-Young              Employee                1,152                                       "
--------------------------------------------------------------------------------------------------------------------------------
Lee, Seung-Yoon              Employee                1,152                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Baek, Nak-Bum               Employee                1,152                                       "
--------------------------------------------------------------------------------------------------------------------------------
Park, Joon-Hong              Employee                1,152                                       "
--------------------------------------------------------------------------------------------------------------------------------


 Kim, Bong-Soo               Employee                1,152                                       "
--------------------------------------------------------------------------------------------------------------------------------
Kwon, Tae-Hyeok              Employee                1,383                                       "
--------------------------------------------------------------------------------------------------------------------------------
Kang, Chang-Hoon             Employee                1,440                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Song, Ji-Eun               Employee                1,077                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Han, Hye-Won               Employee                1,398                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Noh, Joo-Il                Employee                1,556                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Cho, Ah-Ra                 Employee                  764                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Shin, Se-Yeon               Employee                1,120                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Kim, Jong-Wha               Employee                1,120                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Park, Jong-Yun              Employee                  648                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Hwang, Jun-Il               Employee                1,200                                       "
--------------------------------------------------------------------------------------------------------------------------------
Chung, Sung-yung             Employee                1,440                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Choi, Jae-Ho               Employee                  864                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Park, Ji-Yang               Employee                  648                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Lee, Jong-Kwan              Employee                  864                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Kim, Bum-Soo               Employee                  864                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Koh, Eun-Young              Employee                  864                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Lee, Ji-Yeon               Employee                1,037                                       "
--------------------------------------------------------------------------------------------------------------------------------
  Kim, Hak-Jun               Employee                  864                                       "
--------------------------------------------------------------------------------------------------------------------------------
 Park, Sung-Kyu       Non-registered officer         5,000         Voluntary waiver (Dec. 8, '04)
--------------------------------------------------------------------------------------------------------------------------------


Note) 'Relations with the Company is the relations of between the Company and the grantees with the revoked or ineffective stock option rights, and Registered Director Park, Sung-Kyu who voluntarily waived the stock option rights is currently serving as the Company's outside directors.